SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2018
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MARCH 16TH, 2018

DATE, TIME AND PLACE: March 16th, 2018, at 12 p.m., at TIM Participações S.A.’s head offices, in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of TIM Participações S.A. (“Company”) was held at the date, time and place above mentioned, with the presence of Mario Cesar Pereira de Araujo, Alberto Emmanuel Carvalho Whitaker, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva, Mario Di Mauro, Nicoletta Montella, Sabrina Valenza and Stefano De Angelis, either in person or by means of videoconference, as provided in paragraph 2, Section 25 of the Company’s By-laws. The meeting was also attended by Mr. Jaques Horn, Legal Officer and Secretary. Justified absence of Mr. Enrico Barsotti.

BOARD: Mr. Mario Cesar Pereira de Araujo – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Statutory Audit Committee;  (2) To acknowledge on the activities carried out by the Control and Risks Committee; (3) To acknowledge on the activities carried out by the Compensation Committee; (4) To evaluate on the proposal for the extension of the Cooperation and Support Agreement and its submission to the Company’s Annual Shareholders’ Meeting, to be convened; (5) To acknowledge on the results of the Company’s Management by Objectives Program (“MBO”) of 2017; (6) To resolve on the Proposal of the Company’s Management by Objectives Program (“MBO”) for the year of 2018; (7) To analyze the Proposal of the Company’s Long Term Incentive Program and to resolve on its submission to the Annual Shareholders’ Meeting of the Company, to be convened; (8) To analyze the Compensation Proposal of the Company’s Administrators, members of the Committees and of the Fiscal Council, and to resolve on its submission to the Annual Shareholders’ Meeting of the Company, to be convened; (9) To resolve on the changes of the Company’s Organizational Structure; (10) To resolve on the composition of the Company’s Board of Directors; (11) To resolve on the composition of the Board of Directors Advisory Committees; and (12) To resolve on the call notice of the Company’s Annual and Extraordinary Shareholders’ Meeting.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, unanimously by those present at the meeting and with the expressed abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”), on its meetings held on February 28th, 2018 and March 15th, 2018, as per Mr. Alberto Emmanuel Carvalho Whitaker’s report, Coordinator of the CAE.

(2) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”), on its meeting held on February 28th, 2018, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR.

(3) Acknowledged on the activities carried out by the Compensation Committee (“CR”), on its meeting held on March 15th, 2018, as per Mr. Mario Cesar Pereira de Araujo’s report, Chairman of the CR.

(4) Analyzed the proposal for the extension of the Cooperation and Support Agreement, through the execution of the 11th amendment to this agreement, to be entered into between Telecom Italia S.p.A., on the one hand, and the Company and its controlled companies, TIM Celular S.A. ("TCEL ") and TIM S.A., on the other hand, and approved its submission to the Extraordinary Shareholders' Meeting to be convened, based on the favorable assessment of the CAE and on the material presented which is filed at the Company's head offices.

(5) Acknowledged on the results of the Management by Objectives (“MBO”) of the Company for the year of 2017.

(6) Approved the proposal of the Management by Objectives (“MBO”) of the Company for the year of 2018, presented by the representatives of the Human Resources area, Messrs. Giovane Costa e Marcello Curvello, based on the favorable assessment of the CR and on the material presented which is filed at the Company's head offices.

(7) Approved the Proposal of the Long Term Incentive Plan of the Company, based on the favorable assessment of the Compensation Committee and presented by the representatives of the Human Resources area, Messrs. Giovane Costa and Marcello Curvello, based on the material which is filed at the Company's head offices, and approved its submission to the Annual and Extraordinary Shareholders' Meeting to be convened.

(8) Opined favorably to the compensation proposal for the Company’s Administrators,  members of the committees and Fiscal Council members for the year of 2018, and approved its submission to the Annual and Extraordinary Shareholders' Meeting to be convened.

(9) Approved pursuant to Section 22, XXI of the Company’s By-laws the alteration of the position’s name from Purchasing and Supply Chain Officer to Business Support Officer. Therefore, the organizational structure of the Board of Officers is composed by: Diretor Presidente (Chief Executive Officer), Business Support Officer, Chief Financial Officer, Chief Operating Officer, Chief Technology Officer, Diretor de Relações com Investidores (Investor Relations Officer), Diretor Jurídico (Legal Officer) and Regulatory and Institutional Affairs Officer.

(10) Acknowledged on the resignation letter, effective immediately, presented by Mr. Enrico Zampone on February 27th, 2018, and on the resignation letters presented, on this date, by Mr. Enrico Barsotti and by Mrs. Nicoletta Montella and Sabrina Valenza, effective as of the Annual and Extraordinary Shareholders’ Meeting to be convened for April 19th, 2017, all members of this Board, to their respective positions held in the Company. Additionally, before proceeding to the discussions regarding items (11) and (12) of the Agenda, Messrs. Mario Cesar Pereira de Araujo and Manoel Horacio Francisco da Silva presented their resignation letters to their respective positions held in the Company, effective immediately.

Due to the resignation letters presented by Messrs. Manoel Horacio Francisco da Silva and Mario Cesar Pereira de Araujo, as well as due to the resignation letter previously presented by Mr. Enrico Zampone, the Board Members approved, unanimously, to appoint Messrs. João Cox Neto, Brazilian, married, Bachelor in Economic Sciences, bearer of the identity card No. 3.944.885, issued by SSP/BA, enrolled with taxpayers’ No. 239.577.781-15 (CPF/MF), resident and domiciled on Rua Canário, 80, Ed. Flamboyant, apto. 11, Moema, City and State of São Paulo, CEP 04.521-000, Celso Luis Loducca, Brazilian, married, advertiser, bearer of the identity card No. 6.713.866, issued by SSP/SP, enrolled with taxpayers’ No. 007.272.598-22 (CPF/MF), resident and domiciled on Rua Chile, 80, Jardim Paulistano, City and State of São Paulo, CEP 01.436-050, and Piergiorgio Peluso, Italian, married, Bachelor in Economics and Social Sciences, bearer of the Italian passport No. YA7680167, in force until May 26, 2025, domiciled on Corso d’Italia 41, 00198, City of Rome, Italy, as members of this Board of Directors, ad referendum of the next Annual and Extraordinary Shareholders’ meeting of the Company, pursuant to Article 150 of Law No. 6.404/76 and to Article 20, Section 2 of the Company’s By-laws.

The Board members, therefore, appointed Mr. João Cox Neto to the position of Chairman of the Board.

The Board Members thanked Messrs. Mario Cesar Pereira de Araujo, Manoel Horacio Francisco da Silva and Enrico Zampone for their commitment and dedication in the performance of their duties throughout their mandate, and wished them success in their future professional endeavors.

In view of the above, the Board of Directors shall have the following composition: Messrs. João Cox Neto, Alberto Emmanuel Carvalho Whitaker, Celso Luis Loducca, Enrico Barsotti, Herculano Aníbal Alves, Mario Di Mauro, Nicoletta Montella, Piergiorgio Peluso, Sabrina Valenza and Stefano De Angelis, all with mandate until the Annual Shareholders’ Meeting of the Company to be held in the year of 2019, except for Mr. Enrico Barsotti and Mrs. Nicoletta Montella and Sabrina Valenza, who shall have theirs mandates until the Annual and Extraordinary Shareholders’ Meeting to be convened for April 19th, 2018.

The terms of investiture, the statements provided by CVM Instruction No. 367/2002 and the statements provided in Sections 18 and 19 of the Company’s By-laws shall be presented within the legal term.

It shall be registered that Mr. Celso Luis Loducca qualifies as Independent Member pursuant to the Regulamento de Listagem do Novo Mercado of B3.

(11) Appointed Mr. Celso Luis Loducca as member of the Statutory Audit Committee. The Board Member appointed shall remain in office until the 2019 Annual Shareholders’ Meeting.

(12) Approved the convening notice of the Annual and Extraordinary Shareholders’ Meeting of the Company to be held on April 19th 2018, to resolve on the following agenda:

On Annual Shareholders’ Meeting:
(1) To resolve on the management’s report and the financial statements of the Company, dated as of December 31st, 2017; (2) To resolve on the management’s proposal for the allocation of the results related to the fiscal year of 2017, and on the dividend distribution by the Company;  (3) To confirm the appointments of the Board of Directors’ Members made in the Board of Directors’ Meetings held on November 29, 2017 and March 16, 2018, pursuant to Article 150 of Law No. 6.404/76 and to Article 20, Section 2 of the Company’s By-laws; (4) To appoint the new Board Members in replacement of the Board Members who resigned on March 16th, 2018 as per the Material Fact published on the same date; (5)  To resolve on the composition of the Fiscal Council of the Company; (6) To appoint the regular and alternate members of the Fiscal Council of the Company;  and (7) To resolve on the Compensation Proposal for the Company’s Administrators, the members of the Committees and the members of the Fiscal Council, for the fiscal year of 2018.

On Extraordinary Shareholders’ Meeting:
(1) To resolve on the proposal for the extension of the Cooperation and Support Agreement, through the execution of the 11th amendment to this agreement, to be entered into between Telecom Italia S.p.A., on the one hand, and the Company and its controlled companies, TIM Celular S.A. ("TCEL") and TIM S.A., on the other hand; and (2) To resolve on the proposal of the Company's Long-Term Incentive Plan.

CLARIFICATIONS AND CLOSING: It shall be registered that Messrs. Mario Cesar Pereira de Araujo and Manoel Horacio Francisco da Silva did not resolve on items (11) and (12) of the Agenda. With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by the Board Members: Mario Cesar Pereira de Araujo, Alberto Emmanuel Carvalho Whitaker, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva, Mario Di Mauro, Nicoletta Montella, Sabrina Valenza and Stefano De Angelis.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), March 16th, 2018.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 16, 2018	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.